UPSHIFT, INC.

Reviewed Financial Statements For The Years Ended December 31, 2018 and 2017



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Upshift, Inc.
Oakland, CA

We have reviewed the accompanying financial statements of XYZ Company (a corporation), which comprise the balance sheet as of December 31, 2018 and 2017, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
November 20, 2019

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

UPSHIFT, INC.
BALANCE SHEET
DECEMBER 31, 2018 AND 2017

	2018	2017
ASSETS		
CURRENT ASSETS		
Cash	$ 77,126	$ 32,429
Pre-Paid Expenses	14,581	15,112
TOTAL CURRENT ASSETS	91,707	47,541
NON-CURRENT ASSETS		
Equipment	55,996	3,244
Accumulated Depreciation	(6,078)	(981)
TOTAL NON-CURRENT ASSETS	49,918	2,263
TOTAL ASSETS	141,625	49,803
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	1,996	3,819
Unearned Revenue	10,102	249
TOTAL CURRENT LIABILITIES	12,098	4,068
NON-CURRENT LIABILITIES		
Convertible Notes Payable	341,669	78,551
Accrued Interest	7,295	4,227
Auto Loan	46,377	-
TOTAL LIABILITIES	407,439	86,846
SHAREHOLDERS' EQUITY		
Common Stock (10,000,000 shares authorized; 7,462,316 issued; $.00001 par value)	75	75
Additional Paid in Capital	97,950	97,509
Retained Earnings (Deficit)	(363,839)	(134,626)
TOTAL SHAREHOLDERS' EQUITY	(265,814)	(37,042)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 141,625	$ 49,803

Reviewed- See accompanying notes.

UPSHIFT, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
Operating Income		
Sales, Net	$ 64,847	$ 55,115
Gross Profit	64,847	55,115
Operating Expense		
Professional Fees	89,740	13,050
General & Adminstrative	73,215	31,795
Salaries & Wages	68,183	11,355
Rent	47,579	39,367
Selling & Marketing	9,615	2,714
Depreciation	5,097	425
	293,429	98,706
Net Income from Operations	(228,582)	(43,591)
Other Income (Expense)		
Tax Expense	(1,410)	(2,698)
Interest Expense	(3,221)	(2,403)
Interest Income	0	-
Net Income	$ (233,213)	$ (48,692)

UPSHIFT, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (233,213)	$ (48,692)
Change in Unearned Revenue	9,853	249
Depreciation	5,097	981
Change in Pre-Paid Expenses	531	(15,112)
Change in Accounts Payable	(1,823)	3,819
Net Cash Flows From Operating Activities	(219,555)	(58,754)
Cash Flows From Investing Activities		
Purchase of Equipment	(52,752)	(3,244)
Net Cash Flows From Investing Activities	(52,752)	(3,244)
Cash Flows From Financing Activities		
Issuance of Convertible Notes	263,118	78,551
Change in Auto Loans	46,377	-
Change in Accrued Interest	3,069	4,227
Change in Additional Paid In Capital	441	99,905
Return of Capital	-	(2,416)
Issuance of Common Stock	-	95
Retained Earnings Adjustments	4,000	(85,935)
Net Cash Flows From Investing Activities	317,005	94,426
Cash at Beginning of Period	32,429	-
Net Increase (Decrease) In Cash	44,698	32,429
Cash at End of Period	$ 77,126	$ 32,429

UPSHIFT, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	Common Stock		Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
	Number	Amount			
Balance at December 31, 2016		$ -	$ -	$ -	$ (7,384)
Issuance of Stock	7,462,316	75	99,925		100,000
Net Income					(48,692)
Return of Capital					(2,416)
Retained Earnings Adjustment					(78,551)
Balance at December 31, 2017	7,462,316	$ 75	$ 99,925	$ -	$ (37,042)
Issuance of Stock			441		441
Net Income					(233,213)
Return of Capital					(12)
Retained Earnings Adjustment					4,000
Balance at December 31, 2018	7,462,316	$ 75	$ 100,366	$ -	$ (265,826)

Reviewed- See accompanying notes.

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Upshift, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware. The Company is a fractional car leasing company that provides a professionally managed car-as-a-service for low mileage drivers.

The Company was formed on October 3, 2012.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained net operating losses during fiscal years 2017 & 2018.

The following describes management's plans that alleviated substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise operating capital through an equity crowdfund offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, estimates of useful lives.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Leases

In 2016, the Company leased five Toyota Priuses for business activities under a non-cancellable lease. The lease expires in 2019 and bears a monthly payment of $576.97 per car. In 2019, the Company will owe minimum payments totaling $23,079 on the leased vehicles.

Advertising

The Company records advertising expenses in the year incurred.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

The Company currently has 34,350 stock warrants outstanding and 150,000 stock options outstanding.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2017 and 2018. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise tax filing requirements in the State of Delaware.

The Company is subject to franchise and income tax filing requirements in the State of California.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE D- DEBT

In 2015, the Company issued a convertible note payable in exchange for $5,000 for the purpose of funding continuing operations ("the Note"). The Note accrues interest at the rate of 3% per annum and is payable on its two-year anniversary. The Note will automatically convert to Common Stock under certain pre-defined circumstances including a Qualified Equity Financing Event or a Corporate Transaction. The Note may convert to Common stock with a 40% discount rate and a valuation cap of $6,000,000.

In 2016, the Company issued a series of convertible notes payable in exchange for $73,551 for the purpose of funding continuing operations ("the Notes"). The Notes accrue interest at the rate of 3% per annum and are payable on their two-year anniversary. The Note will automatically convert to Common Stock under certain pre-defined circumstances including a Qualified Equity Financing Event or a Corporate Transaction. The Notes may convert to Common stock with a discount rate of 20% or 40% and a valuation cap of $6,000,000.

In 2018, the Company issued a series of convertible notes payable in exchange for $236,118 for the purpose of funding continuing operations ("the Notes"). The Notes accrue interest at the rate of 3% per annum and are payable on their two-year anniversary. The Note will automatically convert to Common Stock under certain pre-defined circumstances including a Qualified Equity Financing Event or a Corporate Transaction. The Note may convert to Common stock with a 20% discount rate and with a valuation cap of $6,000,000.

During 2018 and 2017, the Company capitalized approximately $5,500 and $2,282, respectively, in interest related to the Notes.

In 2018, the Company issued a promissory note for $48,752 for two Toyota Priuses for the Company's business activities. The note bears a .9% interest rate, five-year term, and a $831.56 monthly payment. Future minimum payments due are as follows:

> 2019: $9,978.72
> 2020: $9,978.72
> 2021: $9,978.72
> 2022: $9,978.72
> 2023: $6,652.48

NOTE E- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE G- COMMITMENTS AND CONTINGENCIES

In 2019, the Company received notice from Shift, Inc. that the Company may have infringed on certain intellectual property rights claimed by Shift, Inc. (relating to the Company's legal name and branding). The

Company believes that this claim is without merit and unsupportable in law. As a result, the Company has elected not to recognize a reserve against future litigation costs relating to this matter.

NOTE H- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before November 20, 2019, the date that the financial statements were available to be issued.

Subsequent to the period, the Company issued 145,000 stock options that were backdated to various dates occurring between the years 2015-2018.